Filed Pursuant to Rule 433

Registration No. 333-209782

October 27, 2016

Pricing Term Sheet

Issuer:	The PNC Financial Services Group, Inc.

Security:	Depositary Shares, each representing a 1/100th interest in a share of The PNC Financial Services Group, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series S

Expected Ratings*:	Baa2 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Size:	$525,000,000 (525,000 Depositary Shares)

Liquidation Preference:	$100,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	From November 1, 2016 to, but excluding, November 1, 2026, 5.00% and from and including November 1, 2026, Three-Month LIBOR plus 330 basis points

Dividend Payment Dates:	Beginning May 1, 2017, each May 1 and November 1 until November 1, 2026 and thereafter each February 1, May 1, August 1 and November 1

Day Count:	From November 1, 2016 to, but excluding, November 1, 2026, 30/360 and from and including November 1, 2026, Actual/360

Trade Date:	October 27, 2016

Settlement Date:	November 1, 2016

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after November 1, 2026, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the prospectus supplement dated October 27, 2016).

Public Offering Price:	$1,000 per Depositary Share

Underwriting Commission:	1.00%

Net Proceeds to Issuer:	$519,750,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, PNC Capital Markets LLC

CUSIP/ISIN for the Depositary Shares:	693475 AQ8 / US693475AQ81

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflict of Interest

Because our affiliate PNC Capital Markets LLC is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the distribution arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Citigroup Global Markets Inc. at 1-800-831-9146, Morgan Stanley & Co. LLC at 1-866-718-1649 or PNC Capital Markets LLC at 1-855-881-0697.

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